# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airsculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: Common
Address of issuer's principal executive offices: 1111 Lincoln Rd., Ste. 802, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042077-26-000005
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,156,061; shared voting power 0; sole dispositive power 6,156,061; shared dispositive power 0; aggregate amount beneficially owned 6,156,061 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Airsculpt Technologies, Inc.
Address of issuer's principal executive offices: 1111 Lincoln Rd., Ste. 802, Miami Beach, FLORIDA, 33139.

## Item 2. Person Filing
Name of person filing: Jorey Chernett
Address of principal business office or, if none, residence: 6222 Indianwood Trail, Bloomfield Hills, MI 48301
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,156,061
Percent of class: 9.86%
Sole power to vote or to direct the vote: 6,156,061
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,156,061
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chernett Jorey: /s/Jorey Chernett, Individual (02/04/2026)